UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports Second Quarter 2023 Financial Results

•	Revenue for the first half of 2023 reached $554.6 million, a 1.4% increase year-over-year on a comparable basis[1] and a 0.1% decrease year-over-year.

•	Adjusted EBITDA was $403.8 million for the first half of 2023, a 1.9% increase year-over-year on a comparable basis[1] and a 0.4% increase year-over-year.

•	Net profit for the first half of 2023 attributable to the Company was $24.7 million, compared with a net profit of $4.1 million in the first half of 2022.

•	Cash available for distribution (“CAFD”) in the first half of 2023 was $124.6 million and increased by 2.6% on a comparable basis[2] (6.2% growth year-over-year).

•	Quarterly dividend of $0.445 per share approved by the Board of Directors.

August 1, 2023 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first half of 2023. Revenue for the first half of 2023 was $554.6 million, representing a 1.4% increase on a comparable basis1 compared with the first half of 2022 and a 0.1% decrease year-over-year. Adjusted EBITDA was $403.8 million, a 1.9% increase on a comparable basis1 compared to the first half of 2022 and a 0.4% increase year-over-year. CAFD was $124.6 million, a 2.6% rise on a comparable basis compared with $117.3 million in the first half of 2022 excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in the first quarter of 2023. Year-over-year, CAFD increased 6.2% in the first half of 2023 compared to the same period of the previous year. CAFD per share3 was $1.07, representing a 0.3% increase compared to the same period of the previous year without the effect of the sale previously described and a 3.8% increase year-over-year.

[1]	Compared with the first half of 2022 on a constant currency basis.
[2]	Compared to the first half of 2022, excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in the first quarter of 2023.
[3]	CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Highlights

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
Revenue	$312,110	$307,832	$554,619	$555,284
Profit for the period attributable to the Company	35,651	16,112	24,661	4,070
Adjusted EBITDA	229,624	228,678	403,828	402,305
Net cash provided by operating activities	96,964	126,821	138,670	264,136
CAFD	63,525	62,941	124,574	117,348

Key Performance Indicators

	For the six-month period ended June 30,
	2023	2022
Renewable energy
MW in operation[4]	2,161	2,048
GWh produced[5]	2,803	2,647
Efficient natural gas & heat
MW in operation[6]	398	398
GWh produced[7]	1,230	1,251
Availability (%)	97.0%	100.1%
Transmission lines
Miles in operation	1,229	1,229
Availability (%)	100.0%	99.9%
Water
M ft3 in operation[4]	17.5	17.5
Availability (%)	100.5%	102.2%

[4]
Represents total installed capacity in assets owned or consolidated for the six-month period ended June 30, 2023 and 2022, respectively, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.

[5]	Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
[6]	Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to thermal capacity from Calgary District Heating.
[7]	GWh produced includes 30% share of the production from Monterrey.

Segment Results

(in thousands of U.S. dollars)	For the six-month period ended June 30,
	2023	2022
Revenue by geography
North America	$202,171	$199,271
South America	91,513	78,331
EMEA	260,935	277,682
Total Revenue	$554,619	$555,284

Adjusted EBITDA by geography
North America	$154,038	$161,180
South America	74,428	58,843
EMEA	175,362	182,282
Total Adjusted EBITDA	$403,828	$402,305

(in thousands of U.S. dollars)	For the six-month period ended June 30,
	2023	2022
Revenue by business sector
Renewable energy	$411,210	$420,335
Efficient natural gas & heat	54,810	53,419
Transmission lines	60,998	54,853
Water	27,601	26,677
Total Revenue	$554,619	$555,284

Adjusted EBITDA by business sector
Renewable energy	$292,570	$296,830
Efficient natural gas & heat	44,006	44,014
Transmission lines	49,250	43,178
Water	18,002	18,283
Total Adjusted EBITDA	$403,828	$402,305

Production in the renewable energy portfolio increased by 5.9% for the first half of 2023 compared with the first half of 2022 mainly due to the increase in production in our solar assets in Spain, where solar radiation was higher in the period and to the contribution from the recently consolidated assets and those that have entered into operation recently. Production also increased in our U.S. solar assets in spite of lower solar radiation mainly due to higher availability of Solana’s storage system as well as higher solar field availability. On the other hand, production in our wind assets in the U.S. decreased due to lower wind resource in the first half of 2023.

In our efficient natural gas and heat segment availability decreased mostly due to a scheduled major overhaul, which did not impact revenue. In our transmission lines and water segments, where revenue is based on availability, we maintained very high availability levels.

Liquidity and Debt

As of June 30, 2023, cash at Atlantica’s corporate level was $72.8 million, compared with $60.8 million as of December 31, 2022. Additionally, as of June 30, 2023, the Company had $393.1 million available under its Revolving Credit Facility and therefore a total corporate liquidity of $465.9 million, compared with $445.9 million as of December 31, 2022.

As of June 30, 2023, net project debt8 was $4.0 billion, which remained stable compared with $4.0 billion as of December 31, 2022, while net corporate debt9 was $978.4 million, compared with $956.4 million as of December 31, 2022. As of June 30, 2023, the net corporate debt / CAFD before corporate debt service ratio10 was 3.4x.

Dividend

On August 1, 2023, the Board of Directors of Atlantica approved a dividend of $0.445 per share. This dividend is expected to be paid on September 15, 2023 to shareholders of record as of August 31, 2023.

[8]	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[9]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[10]
Net corporate leverage is calculated as net corporate debt divided by midpoint 2023 CAFD guidance before corporate debt service. CAFD before corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

Growth Update

During the second quarter of 2023, Atlantica continued making progress in the assets currently under construction and growing its pipeline of projects under development.

Assets under construction

•
Coso Batteries 1, the standalone battery storage project of 100 MWh co-located with our geothermal asset in California, continued advancing as expected and we are currently negotiating the procurement of batteries.

•
Chile PMGD, the 80 MW portfolio of nine solar PV projects in Chile where we have a 49% equity interest is also advancing towards COD in 2023 and 2024. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9 MW which allows to sell electricity at a stabilized price.

•
In Colombia, Atlantica has currently two PV assets under construction, Honda 1 and Honda 2, with a combined capacity of 20 MW and COD expected in the fourth quarter of 2023. Each plant has a 6-year PPA with Enel Colombia and the total investment for both plants is expected to be $11 million.

•
In July 2023, we received authorization to start construction of our ATS Expansion 1 project. The expansion will be part of the existing ATS concession, a 30-year contract with a fixed-price tariff base denominated in U.S. dollars, adjusted annually in accordance with U.S. inflation. The expansion is expected to enter in operation in 2025 with an estimated investment of approximately $30 million. Additionally, we are currently starting the construction of our ATN Expansion 3 project, which comprises a substation and a 2.4-mile transmission line connected to our ATN transmission line serving a mine in Peru. The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million. ATN Expansion 3 and ATS Expansion 1 will be the third and fourth expansion of our existing lines in Peru.

Pipeline

Our current pipeline of assets under development includes as of today approximately 2.0 GW of renewable energy and 5.9 GWh of storage. 25% of our pipeline is at an advanced development stage and 15% is expected to reach ready to build (“RTB”) in 2023 or 2024.

“We expect to continue growing our project pipeline across premier development markets with a core-focus on the U.S,” said Santiago Seage, Chief Executive Officer of Atlantica. “By walking this solid growth path, we are confident that we can continue delivering accretive growth to our shareholders.”

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Tuesday, August 1, 2023, at 8:00 am (New York time).

In order to access the conference call participants should dial: +1-646-664-1960 (US), +44 (0) 20-3936-2999 (UK) or +1-613-699-6539 (Canada), followed by the confirmation code 242281. Atlantica advises participants to access the conference call at least 15 minutes in advance.

The senior management team will also hold meetings with investors on August 23, 2023 at the Seaport 12th Annual Summer Virtual Investor Conference, on September 5, 2023 at the Barclays CEO Energy-Power Conference, and on September 7, 2023 at the CIBC Renewables & Clean Energy Conference.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled “Item 3.D—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B. Information on the Company—Business Overview,” each in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: cash available for distribution (“CAFD”) estimates; net corporate leverage based on CAFD estimates; the use of non-GAAP measures as a useful predicting tool for investors; our growth and assets under construction, including the estimated investment and expected COD; our pipeline and expectation to continue growing our project pipeline; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC.

The CAFD guidance used in this presentation was estimated as of March 1, 2023. This estimate is based on assumptions believed to be reasonable as of the date Atlantica published its 2022 Financial Results. We disclaim any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, financial expense (net), depreciation, amortization and impairment charges of entities included in the consolidated financial statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (116,146,766 for the six-months ended on June 30, 2023, and 113,541,409 for June 30, 2022).

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the six-month period ended June 30, 2023 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
Revenue	$312,110	$307,832	$554,619	$555,284
Other operating income	17,859	16,663	40,479	36,036
Employee benefit expenses	(25,695)	(20,642)	(49,535)	(40,111)
Depreciation, amortization, and impairment charges	(103,328)	(116,884)	(207,118)	(217,809)
Other operating expenses	(82,406)	(91,163)	(161,287)	(179,096)
Operating profit	$118,540	$95,806	$177,158	$154,304
Financial income	2,593	628	10,590	3,199
Financial expense	(78,093)	(80,951)	(162,945)	(164,183)
Net exchange differences	(1,794)	4,264	(89)	7,337
Other financial income/(expense), net	(1,659)	747	(6,943)	(2,131)
Financial expense, net	$(78,953)	$(75,312)	$(159,387)	$(155,779)
Share of profit of entities carried under the equity method	4,665	10,102	10,852	18,323
Profit before income tax	$44,252	$30,596	$28,623	$16,848
Income tax	(7,488)	(9,956)	2,168	(6,050)
Profit for the period	$36,764	$20,640	$30,791	$10,798
(Profit) attributable to non-controlling interests	(1,113)	(4,528)	(6,130)	(6,728)
Profit for the period attributable to the Company	$35,651	$16,112	$24,661	$4,070
Weighted average number of ordinary shares outstanding (thousands)	116,153	114,333	116,147	113,541
Weighted average number of ordinary shares diluted (thousands)	119,722	118,693	119,715	117,902
Basic earnings per share (U.S. dollar per share)	$0.31	$0.14	$0.21	$0.04
Diluted earnings per share (U.S. dollar per share)	$0.31	$0.14	$0.21	$0.04

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of June 30, 2023	As of December 31, 2022
Non-current assets
Contracted concessional assets, PP&E and other intangible assets	$7,322,801	$7,483,259
Investments carried under the equity method	255,547	260,031
Other financial assets	180,972	176,237
Deferred tax assets	157,299	149,656
Total non-current assets	$7,916,619	$8,069,183
Current assets
Inventories	$39,708	$34,511
Trade and other receivables	278,372	200,334
Other financial assets	176,042	195,893
Cash and cash equivalents	486,844	600,990
Total current assets	$980,966	$1,031,728
Total assets	$8,897,585	$9,100,911
Equity and liabilities
Share capital	$11,615	$11,606
Share premium	736,594	986,594
Capital reserves	961,575	814,951
Other reserves	339,884	345,567
Accumulated currency translation differences	(148,727)	(161,307)
Accumulated deficit	(371,665)	(397,540)
Non-controlling interest	178,485	189,176
Total equity	$1,707,761	$1,789,047
Non-current liabilities
Long-term corporate debt	$1,019,078	$1,000,503
Long-term project debt	4,120,405	4,226,518
Grants and other liabilities	1,225,146	1,252,513
Derivative liabilities	12,772	16,847
Deferred tax liabilities	279,928	296,481
Total non-current liabilities	$6,657,329	$6,792,862
Current liabilities
Short-term corporate debt	$32,115	$16,697
Short-term project debt	317,856	326,534
Trade payables and other current liabilities	149,165	140,230
Income and other tax payables	33,359	35,541
Total current liabilities	$532,495	$519,002
Total equity and liabilities	$8,897,585	$9,100,911

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
Profit for the period	$36,764	$20,640	$30,791	$10,798
Financial expense and non-monetary adjustments	181,937	202,155	353,058	384,905
Profit for the period adjusted by financial expense and non-monetary adjustments	$218,701	$222,795	$383,849	$395,703
Changes in working capital	(13,071)	16,731	(106,334)	(2,316)
Net interest and income tax paid	(108,666)	(112,705)	(138,845)	(129,251)
Net cash provided by operating activities	$96,964	$126,821	$138,670	$264,136
Acquisitions of subsidiaries and entities under the equity method	(12,698)	(2,963)	(15,194)	(41,972)
Investments in operating concessional assets	(12,041)	(5,846)	(19,671)	(10,288)
Investments in assets under development or construction	(6,742)	(18,476)	(13,761)	(22,076)
Distributions from entities under the equity method	3,063	11,921	15,464	43,791
Other non-current assets/liabilities	11,222	(882)	16,835	(186)

Net cash used in investing activities	$(17,196)	$(16,246)	$(16,327)	$(30,731)

Net cash used in financing activities	$(193,353)	$(158,597)	$(235,488)	$(167,399)

Net increase/(decrease) in cash and cash equivalents	$(113,585)	$(48,021)	$(113,145)	$66,006
Cash and cash equivalents at beginning of the period	602,856	737,465	600,990	622,689
Translation differences in cash or cash equivalent	(2,427)	(21,197)	(1,001)	(20,448)
Cash and cash equivalents at end of the period	$486,844	$668,247	$486,844	$668,247

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
Net cash provided by operating activities	$96,964	$126,821	$138,670	$264,136
Net interest and income tax paid	108,666	112,705	138,845	129,251
Changes in working capital	13,071	(16,731)	106,334	2,316
Non-monetary items	2,384	(10,940)	1,735	(21,353)
Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates and other	8,539	16,823	18,244	27,955
Adjusted EBITDA	$229,624	$228,678	$403,828	$402,305

Reconciliation of CAFD to CAFD per share

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
CAFD (in thousands of U.S. dollars)	$63,525	$62,941	$124,574	$117,348
Weighted average number of shares (basic) for the period (in thousands)	116,153	114,333	116,147	113,541
CAFD per share (in U.S. dollars)	$0.5469	$0.5505	$1.0726	$1.0335

Reconciliation of Cash Available For Distribution and Adjusted EBITDA to
Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
Profit for the period attributable to the Company	$35,651	$16,112	$24,661	$4,070
Profit attributable to non-controlling interest	1,113	4,528	6,130	6,728
Income tax	7,488	9,956	(2,168)	6,050
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	3,091	5,886	8,700	11,869
Financial expense, net	78,953	75,312	159,387	155,779
Depreciation, amortization, and impairment charges	103,328	116,884	207,118	217,809
Adjusted EBITDA	$229,624	$228,678	$403,828	$402,305
Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates	(7,755)	(15,988)	(19,551)	(30,190)
Non-monetary items	(2,384)	10,940	(1,735)	21,353
Accounting provision for electricity market prices in Spain	(4,460)	10,585	(5,612)	17,726
Difference between billings and revenue in assets accounted for as concessional financial assets	16,695	15,050	33,136	33,219
Income from cash grants in the US	(14,619)	(14,695)	(29,258)	(29,592)
Maintenance Capex	(12,041)	(3,614)	(19,671)	(6,458)
Dividends from equity method investments	3,063	11,921	15,464	43,791
Net interest and income tax paid	(108,666)	(112,705)	(138,845)	(129,251)
Changes in other assets and liabilities	(8,295)	6,415	(101,275)	825
Deposits into/ withdrawals from restricted accounts[11]	11,418	8,020	21,238	19,825
Change in non-restricted cash at project level[11]	73,659	51,501	116,773	(51,615)
Dividends paid to non-controlling interests	(11,180)	(9,800)	(17,191)	(16,021)
Debt principal repayments	(103,918)	(112,427)	(134,461)	(137,216)
Cash Available For Distribution	$63,525	$62,941	$124,574	$117,348

[11]
“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: August 1, 2023	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer